Exhibit 99.2

Section 906 Certification

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

        In connection with the accompanying Annual Report on Form 20-F of NUR Macroprinters Ltd. for the year ended December 31, 2002, I, Hilel E. Kremer, the principal financial officer of The A Consulting Team, Inc., hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Annual Report on Form 20-F for the year ended December 31, 2002 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Annual Report on Form 20-F for the year ended December 31, 2002 fairly presents, in all material respects, the financial condition and results of operations of NUR Macroprinters Ltd.

May 15, 2003 ____________________________________ Date	/S/ Hilel E. Kremer ____________________________________ Hilel E. Kremer Chief Financial Officer

A signed original of this written statement required by section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The Foregoing certification is being furnished solely pursuant to section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code) and is not being filed as part of the Form 20F or as a separate disclosure document.